Exhibit 99.1

STAR BULK ANNOUNCES THE DATE OF ITS 2015 ANNUAL GENERAL MEETING OF
SHAREHOLDERS AND INTERNET AVAILABILITY OF ITS PROXY MATERIALS
ATHENS, GREECE, SEPTEMBER 17, 2015 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, announced today that it plans to hold its Annual Meeting of Shareholders at the offices of STAR BULK SHIPMANAGEMENT (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on October 9, 2015 at 15:00 local time. The Company's board of directors has fixed the close of business on September 3, 2015 as the record date for the determination of the shareholders entitled to receive notice and to vote at this meeting or any adjournment thereof.
The Company's Notice of Meeting and Proxy Statement are available at the Securities and Exchange Commission's website at www.sec.gov and may also be found on the Company's website at www.starbulk.com.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". On a fully delivered basis, Star Bulk will have a fleet of 90 vessels, with an aggregate capacity of 10.5 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 45,588 dwt and 209,537 dwt. Our fleet currently includes 70 operating vessels and 21 newbuilding vessels under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Star Bulk desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by Star Bulk's management of historical operating trends, data contained in its records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Star Bulk's control. Star Bulk cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in Star Bulk's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in Star Bulk's operating expenses, including bunker prices, drydocking and insurance costs, the market for Star Bulk's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Contacts:
Company:	Investor Relations / Financial Media:
Christos Begleris and Simos Spyrou Co Chief Financial Officers Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens, Greece www.starbulk.com	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: starbulk@capitallink.com www.capitallink.com